FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated May 27, 2008, regarding strategic partnership with AMAG Pharmaceuticals, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.
By:	/s/ Kevin Teo
Name:	Kevin Teo
Title:	Chief Financial Officer

Date: May 28, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated May 27, 2008, regarding strategic partnership with AMAG Pharmaceuticals, Inc.

Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Kristen Galfetti	Mahmoud Siddig
kgalfetti@amagpharma.com	3Sbio@taylor-rafferty.com
(617) 498-3362	(212) 889-4350

AMAG Pharmaceuticals, Inc. and 3SBio, Inc. Announce Strategic Partnership

to Develop and Commercialize Ferumoxytol in China

SHENYANG, PRC, (May 27, 2008) — AMAG Pharmaceuticals, Inc. (NASDAQ: AMAG) and 3SBio, Inc. (NASDAQ: SSRX), a leading Chinese biotechnology company, today announced the signing of a development and commercialization agreement for ferumoxytol, an intravenous iron replacement therapeutic agent being developed to treat iron deficiency anemia in chronic kidney disease (CKD) patients.

“This is an exciting first step towards expanding the potential use of ferumoxytol outside the United States. China represents a large and rapidly growing market opportunity as there are approximately 12 million Stage 3 and 4 CKD patients1, and over 91,000 patients on dialysis in China2,” stated Brian J.G. Pereira, MD, President and CEO of AMAG Pharmaceuticals, Inc., “With their leading position in the nephrology therapeutic market, nationwide specialty sales force, and strong marketing capabilities, 3SBio is an ideal partner to develop and commercialize ferumoxytol in China.”

Under the terms of the agreement, AMAG will grant 3SBio exclusive rights to develop and commercialize ferumoxytol in China, initially for CKD, and with an option to expand into additional indications. 3SBio will be responsible for the clinical development, registration, and commercialization of ferumoxytol in China. AMAG and 3SBio will form a joint steering committee, with equal representation from both parties, to oversee and guide the development and commercialization of ferumoxytol in China. The agreement has an initial duration of thirteen years and will be automatically renewed for a set term if minimum sales thresholds are achieved. AMAG will retain all manufacturing rights for ferumoxytol and will provide, under a separate agreement, commercial supply to 3SBio at a predetermined supply price.

AMAG will receive an upfront payment of $1 million from 3SBio and is eligible to receive additional milestone payments upon regulatory approval of ferumoxytol in China for CKD and other specified indications. AMAG is also entitled to receive tiered, double-digit royalties, of up to 25%, based on sales of ferumoxytol by 3SBio.

“We are very pleased that AMAG Pharmaceuticals has entrusted 3SBio to develop and commercialize ferumoxytol in China,” said Dr. Jing Lou, Chief Executive Officer of 3SBio. “Along with AMAG, we are committed to bringing this innovative medicine to millions of patients in China. This partnership represents a key milestone towards our goal of establishing 3SBio as the partner of choice in China for biotechnology companies around the world.”

-more-

About AMAG Pharmaceuticals, Inc.

AMAG Pharmaceuticals, Inc. is a biopharmaceutical company that utilizes its proprietary nanoparticle technology for the development and commercialization of therapeutic iron compounds to treat anemia and novel imaging agents to aid in the diagnosis of cancer and cardiovascular disease.

Ferumoxytol, the Company’s key product candidate, is being developed for use as an intravenous iron replacement therapeutic agent for the treatment of iron deficiency anemia in chronic kidney disease patients. The Company has released data on all four planned Phase III clinical trials of ferumoxytol as an intravenous iron replacement therapeutic agent in chronic kidney disease patients. The Company submitted a New Drug Application for marketing approval of ferumoxytol with the U.S. Food and Drug Administration (FDA) in December 2007, which was accepted for filing by the FDA in February 2008.

About 3SBio, Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. The Company’s corporate headquarters and manufacturing facilities are located in Shenyang with sales headquarters in Beijing.

1.	Kidney International, (2005) 68; 2837-2845
2.	Nephrology Dialysis Transplantation (2005) 20: 2587-2593

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